September 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien, Accounting Branch Chief
                      Nudrat Salik, Staff Accountant
                      Al Pavot, Staff Accountant

Re:     SolarCity Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 10, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed August 9, 2016
Form 8-K
Filed August 9, 2016
Response dated August 9, 2016
File No. 1-35758

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 26, 2016 (the “Comment Letter”), relating to responses to earlier letters received from the Staff dated May 23, June 16 and July 26, 2016 relating to SolarCity’s Form 10-K for the Year Ended December 31, 2015 (File No. 001-35758) originally filed with the Commission on February 10, 2016 (the “Form 10-K”), SolarCity’s Form 10-Q for the Period Ended March 31, 2016 (File No. 001-35758) originally filed with the Commission on May 10, 2016 (the “First Quarter Form 10-Q”), SolarCity’s Form 10-Q for the Period Ended June 30, 2016 (File No. 001-35758) originally filed with the Commission on August 9, 2016 (the “Second Quarter Form 10-Q”), SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on May 9, 2016 (the “First Quarter Form 8-K”) and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on August 9, 2016 (the “Second Quarter Form 8-K”).  In this letter, we have recited the comments from the Staff in italicized, bold type and have followed them with our responses.

Second Quarter Form 10-Q
Notes to the Financial Statements, page 7

1.     Please provide the disclosures required by ASC 420-10-50 as well as SAB Topic 5:P.4 related to your restructuring activities. Please also tell us the amount of expected future restructuring charges.

In response to the Staff’s comment, we respectfully advise the Staff that we disclosed the charges recorded in connection with our restructuring activities related to impairment of sales and marketing related intangible assets and our manufacturing equipment in China in footnotes 3 and 4, respectively, to the condensed consolidated financial statements contained in the Second Quarter Form 10-Q. We had included the following disclosures:

3055 Clearview Way   San Mateo, CA  94402   T (650) 638-1028  (888) SOL-CITY    F 650.638-1029   solarcity.com

AL 05500, AR M-8937, AZ ROC 243771/ROC 245450, CA CSLB 888104, CO EC8041, CT HIC 0632778/ELC 0125305, DC 410514000080/ECC902585, DE 2011120386/ T1-6032, FL EC13006226, HI CT-29770, IL 15-0052, MA HIC 168572/EL-1136MR, MD HIC 128948/11805, NC 30801-U, NH 0347C/12523M, NJ NJHIC#13VH06160600/34EB01732700, NM EE98-379590, NV NV20121135172/C2-0078648/B2-0079719, OH EL.47707, OR CB180498/C562, PA HICPA077343, RI AC004714/Reg 38313, TX TECL27006, SC M113431, UT 8726950-5501, VA ELE2705153278, VT EM-05829, WA SOLARC*919O1/SOLARC*905P7, Albany 439, Greene A-486, Nassau H2409710000, Putnam PC6041, Rockland H-11864-40-00-00, Suffolk 52057-H, Westchester WC-26088-H13, N.Y.C #2001384-DCA. SCENYC: N.Y.C. Licensed Electrician, #12610, #004485, 155 Water St, 6th Fl., Unit 10, Brooklyn, NY 11201, #2013966-DCA. All loans provided by SolarCity Finance Company, LLC. CA Finance Lenders License 6054796. SolarCity Finance Company, LLC is licensed by the Delaware State Bank Commissioner to engage in business in Delaware under license number 019422, MD Consumer Loan License 2241, NV Installment Loan License IL11023 / IL11024, Rhode Island Licensed Lender #20153103LL, TX Registered Creditor 1400050963-202404, VT Lender License #6766 © 2016 SolarCity Corporation. All rights reserved.

Securities and Exchange Commission
September 12, 2016

Footnote 3 “Goodwill and Intangible Assets” – “The intangible assets for the PowerSaver and non-compete agreements were impaired during the six months ended June 30, 2016 following restructuring of the Company’s sales and marketing operations. The impairment charge is included in restructuring and other expense.”

Footnote 4 “Selected Balance Sheet Components” – “The manufacturing equipment in China was impaired to estimated net realizable value during the six months ended June 30, 2016 as the Company commenced restructuring its operations in China. The impairment charge is included in restructuring and other expense.”

Additionally, in the second quarter of 2016, the Company restructured its sales and marketing operations in order to reduce sales and marketing expense and improve efficiency. As a result, the Company paid $1.1 million as severance benefits to the affected sales and marketing personnel, which was recognized within restructuring and other operating expense on the consolidated statement of operations. However, since such amounts were not material, the Company did not provide further disclosure in the Second Quarter Form 10-Q.  The Company continues to evaluate the prior and any additional restructuring activities in its sales and marketing departments.

In addition, as disclosed in the Current Report on Form 8-K filed with the Commission on August 17, 2016, the Company restructured its operations by reducing its workforce. The Company disclosed its expectation to incur restructuring charges ranging from approximately $3 million to $5 million, and the Company continues to evaluate the ongoing financial impact of this restructuring for its future disclosure.

The Company intends to include additional disclosure regarding further developments in the foregoing restructuring activities and any updates to its expected actual and future restructuring charges in the third quarter and applicable subsequent periods in future quarterly and annual reports filed with the Commission.

Second Quarter Form 10-Q
Other Contingencies, page 31

2.     We note that you have accrued a reserve for your potential liability associated with the ongoing investigation by the Inspector General and the Civil Division of the U.S. Department of Justice as of June 30, 2016. We note in prior periods, including as of March 31, 2016, you were unable to estimate the possible loss, if any, associated with this ongoing investigation. Please expand your disclosures to discuss any significant developments which have occurred related to this matter. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

The Company continues to cooperate with representatives of the Inspector General and the Civil Division of the U.S. Department of Justice regarding this matter. Although the Company continues to believe that the fair market values of the solar energy systems submitted by the Company in U.S. Treasury grant applications were appropriate, the Company has engaged in settlement discussions in order to potentially resolve this multi-year investigation and the Company’s pending claim against the United States for approximately $14 million, also relating to the valuation of solar energy systems.  To date, the only settlement offer the Company has made was to pay a certain dollar amount less than the value of the Company’s pending claim, in exchange for a release of all the United States’ claims against the Company.  Subsequent to that offer, in July 2016, the Company again met with representatives of the Inspector General and the Civil Division of the U.S. Department of Justice to further discuss settlement.  Following these discussions, the Company established a liability reserve for the three months ended June 30, 2016 for the dollar amount of the settlement offer.  At this time the Treasury Department has not accepted the Company’s offer and we are unable to estimate the probability of reaching an acceptable negotiated resolution to this investigation and whether any actual losses may exceed amounts already recognized. The Company intends to include additional disclosure regarding any significant developments related to this matter in future quarterly and annual reports filed with the Commission.

Securities and Exchange Commission
September 12, 2016

Second Quarter Form 10-Q
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 47

3.     We note your response to comment 3 of our letter dated July 26, 2016. We continue to believe that the implications of defaulting on non-recourse debt should be clearly disclosed. Your expanded disclosures indicate that the failure to pay any indebtedness of more than $10 million could trigger a cross default under your secured revolving credit facility. Please specifically address your non-recourse debt in your disclosures when discussing your cross-default provisions. For example, please state if true that the failure to pay indebtedness of more than $10 million including your non-recourse debt could trigger a cross default under your secured revolving credit facility. Please also specifically discuss the impact on your ability to attain additional financing in the event of a default on your non-recourse debt.

The Company respectfully confirms to the Staff, as stated in the Second Quarter Form 10-Q, that the failure to pay any indebtedness of more than $10 million (including our non-recourse debt) could trigger a cross-default under our secured revolving credit facility.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports to be filed with the Commission, as applicable, to revise our disclosure to clearly disclose the inclusion of our non-recourse debt as follows:

“In particular, under the terms of our secured revolving credit facility, our failure to pay any indebtedness (including both recourse and non-recourse indebtedness) or occurrence of an event of default with respect to a credit facility having an aggregate principal amount of more than $10 million could trigger a cross-default which could result in the acceleration or taking of other remedies under our secured revolving credit facility.”

To date, we have not experienced any failure to pay indebtedness of our non-recourse debt. Such facilities are structured to be supported solely by the assets that are pledged as collateral.  Historically, our solar assets have performed in accordance with our expectations, and we do not view the risk of an event of default under our non-recourse debt to be significant.  Among the risks that may cause our solar assets to fail to produce anticipated cash flows are: incorrect assumptions as to the amount of future cash flows to be produced by the solar assets subject to the non-recourse credit facilities; the potential for widespread failure of solar energy systems and related components due to product defects; the potential of widespread disasters for which our insurance coverage proves to be insufficient; and changes in laws, regulations or policies that adversely affect the treatment of third-party owned solar energy systems.  See also our Risk Factors for additional discussion of these and other risks. In the event of an event of default under any of our non-recourse debt, the confidence of our investing and banking partners in the quality of our solar assets and our ability to enter into new credit facilities backed by of our solar assets would likely be adversely affected.

In the event of an event of default under any of our non-recourse debt that triggers a cross-default under our secured revolving credit facility, provided such event of default is not waived, we will be unable to borrow under the secured revolving credit facility and any amounts outstanding under the secured revolving credit facility may be accelerated and could become due. At such time we may not have sufficient available capital resources to repay such amounts outstanding, which may require us to seek funding on less attractive terms, and our operations and ability to execute our business strategy could be materially adversely affected.  In addition, the occurrence of such events of default prior to the closing of the proposed acquisition of the Company by Tesla Motors, Inc. could result in a material adverse effect on the Company that may prevent or delay the closing of the proposed acquisition.

Second Quarter Form 8-K

4.     We note you present expected Non-GAAP Loss Per Share (before Income (Loss) Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests) for the quarter ended September 30, 2016 without presenting and reconciling to a corresponding GAAP amount. Please review the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing your next earnings release.

In response to the Staff’s comment, we hereby undertake to provide a reconciliation of any projected non-GAAP financial metrics to the corresponding GAAP amount in future annual and quarterly reports filed with the Commission and future announcements furnished to the Commission, as applicable.

Securities and Exchange Commission
September 12, 2016

5.     As discussed on your earnings conference call held on August 10, 2016, you reclassified pre-production expenses from cost of goods sold to operating expenses. In addition to discussing the impact of this reclassification on your previously reported results of operations amounts, please also address whether there were any significant impacts of this reclassification on any previously reported operating metrics or non-GAAP financial measures. Please specifically quantify the impact of the change on gross profit balances so the impact on comparability is clearly evident.

In response to the Staff’s comment, the Company respectfully informs the Staff that the reclassification of pre-production expenses from cost of goods sold to operating expenses (i) decreased the previously reported total cost of revenue from $109.1 million to $92.6 million, (ii) increased the previously reported gross profit from $13.4 million to $30.0 million, and (iii) increased the previously reported total operating expenses from $226.9 million to $243.5 million, for the three months ended March 31, 2016. Comparatively, for the three months ended June 30, 2016, the Company’s gross profit was $71.3 million, and the Company’s total operating expenses was $265.4 million.

The Company respectfully informs the Staff that this reclassification had no impact on any previously reported operating metrics or non-GAAP financial measures.

6.     Please tell us whether there have been any changes in the estimates, assumptions and methods used to calculate cost per watt in your last four fiscal quarters that could materially impact the comparability of those measures. In this regard, we note that the calculations at http://investors.solarcity.com/key-metrics.cfm have not been updated since December 31, 2015. Please also quantify the total amount of expenses on your statement of operations that are excluded from the cost per watt measure so readers can better understand the magnitude of costs that have been excluded.

Since reporting our operating results for the second quarter of fiscal 2014, we have accompanied our quarterly reporting of operating and financial results with a Cost Calculation Methodology memorandum made available on our investor relations website describing the manner by which we calculate our cost per Watt in the period based on information in our publicly filed financial statements and the notes to those financial statements. In the first quarter of 2016, we revised our historic calculation of our cost per Watt to (i) include costs associated with solar energy systems that were cancelled before completion and other period charges expensed in cost of periodic billings revenue (exclusive of depreciation and amortization) in the consolidated statement of operations and (ii) remove certain costs which we viewed as more associated with our on-going maintenance, billings and customer support operations (which costs are captured in our Recurring Cash Generation of PowerCo Methodology memorandum). These changes were described in the Cost Calculation Methodology memorandum released at the same time as our First Quarter Form 10-Q and First Quarter Form 8-K on May 9, 2016.  In the Cost Calculation Methodology memorandum dated May 9, 2016, we also provided our revised cost per Watt for each quarter since the first quarter of 2014 based on the new calculation methodology.

Cost per Watt is currently our key performance metric to assess the efficiency of our customer acquisition and system installation activities for our long-term energy contracts (which excludes sales of solar energy systems directly to our customers). Our management’s purpose of tracking and reporting our cost per Watt is to evaluate the costs of originating and deploying our solar assets in a given fiscal period, which due to the long term nature of these contracts is not readily discernible from the financial statements. As discussed in our Cost Calculation Methodology memorandum, the calculation of our cost per Watt is based on the development costs of our solar energy systems, including costs incurred in acquiring customers and installing our solar energy assets, costs incurred for cancelled projects, sales & marketing expense, and general & administration expense.

In addition to reporting our cost per Watt, in May 2016 we introduced our Recurring Cash Generation of PowerCo Methodology memorandum (also available on our investor relations website), which captures the costs incurred in connection with the long-term operation of our installed solar energy assets under customer contracts, including warranty and maintenance and administrative expenses for billing, accounting, and customer care.  We believe that by separately reporting the costs related to developing our solar energy assets from the recurring costs of operating these solar energy assets that investors can better understand these core operations.

In determining our cost per Watt we exclude (i) costs incurred in connection with the long-term operation of our solar energy assets, such as warranty and maintenance, and administrative expenses for billing, accounting, and customer care (these “generating” costs are included in our Recurring Cash Generation of PowerCo Methodology memorandum), (ii) cost of solar energy systems and components sales revenue (exclusive of amortization and warranty), (iii) research and development expenses, (iv) investments in pre-production expense for our module manufacturing plant, (v) non-cash charges,

Securities and Exchange Commission
September 12, 2016

such as stock-based compensation, warranty accruals related to MyPower and solar energy systems and components sales revenue, and amortization of Treasury grants and intangibles, and (vi) certain non-recurring expenses, such as restructuring and other.

Additionally, in response to the Staff’s comment, we have provided updates to the metrics hosted on our investor relations website.

* * * * *

Please direct your questions or comments to me at (650) 963-3875.  In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at tserra@solarcity.com.  Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Tanguy V. Serra

Tanguy V. Serra
President and Chief Financial Officer

cc:

Lyndon R. Rive, Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.